SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Announcement Regarding Estimated Growth in Profit for the First Six Months of 2016; and

99.2	Date of Meeting of the Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: July 8, 2016	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Inside Information

Announcement Regarding Estimated Growth in Profit for the First Six Months of 2016

This announcement is issued pursuant to Part XIVA of the Securities and Futures Ordinance (Cap. 571) of the Laws of Hong Kong and Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board of Directors of the Company and all the members of the Board warrant that the information in this announcement does not contain any false representations, misleading statements or material omissions, and jointly and severally accept responsibility for the true, accurate and complete information contained herein.

1.	Estimated results during the period

(1)	Period of estimated results: 1 January 2016 to 30 June 2016

(2)	Estimated results: based on preliminary estimates by the finance department of Sinopec Shanghai Petrochemical Company Limited (the “Company”), the Company and its subsidiaries (the “Group”) are expected to record a 70%-90% growthof the net profit attributable to equity shareholders of the Company for the first six months ended 30 June 2016 over the same period of last year (i.e. RMB 2.943 billion-RMB 3.289 billion). Specific financial figures will be disclosed in the 2016 interim results announcement of the Company.

(3)	The estimated results have not been audited or reviewed by certified public accountants.

2.	Results for the corresponding period of the previous year

Under the China Accounting Standards for Business Enterprises
Net profit attributable to equity shareholders of the Company (RMB’000)	1,731,166
Basic earnings per share (RMB per share)	0.160

3.	Major reasons for estimated growth in the results for the period

Major reasons for substantial growth in the results of the Group in the first six months of 2016 compared to the corresponding period of the previous year are:

1. In the first six months of 2016, prices of the Company’s products decreased to a lesser extent compared with the costs of the raw materials it procured, which led to the increase in gross profit. Of which, in the first quarter, the “floor price” for domestic refined oil (please refer to “Other information” for details) provided support to the results of the Company. As international crude oil prices began to rebound from February 2016, due to the long procurement cycle for imported crude oil of the Group, the cost of crude oil in transit and in stock was relatively low, leading to an increase in profit in the second quarter.

2. Shanghai Secco Petrochemical Company Limited, the Company’s associate, recorded an increase in profit, hence increased the Company’s investment income. The financial expenses of the Company decreased as it had ample funds of its own.

3. The Group strengthened its internal management, continued to reduce cost and enhance efficiency. The initiatives showed good progress.

4.	Other information

On 13 January 2016, the National Development and Reform Commission announced the “Notice of the National Development and Reform Commission on Further Improving the Pricing Mechanism of Refined Oil” (Fa Gai Jia Ge [2016] No.64) (the “Notice”), stating that when the price of crude oil in the international market — with which the domestic refined oil price is affiliated — is lower than US$40/barrel, the domestic refined oil price will not be adjusted downward further (the so-called “floor price”). The Notice states that “when the price of crude oil in the international market is lower than US$40/barrel, which is the regulatory lower limit, the amount of refined oil price that has not been adjusted will be put into a risk reserve fund. A dedicated account will be set up which requires the approval of the government before using. The fund will mainly be used for energy conservation, emission reduction, oil product quality upgrading and oil supply security. Specific management measures will be announced separately.” As at the date of this announcement, the specific management measures have not been announced yet, and the Company has not withdrawn any risk reserve.

The forecasts above represent preliminary estimates. Specific and accurate financial figures will be disclosed in the 2016 interim results announcement to be officially announced by the Company. Investors are advised to pay attention to investment risks.

Board of Directors, Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 6 July 2016

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the Non-executive Directors of the Company are Lei Dianwu and Mo Zhenglin, and the Independent Non-executive Directors of the Company are Cai Tingji, Zhang Yimin, Liu Yunhong and Du Weifeng.

Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Date of Meeting of the Board of Directors

This announcement is made pursuant to Rule 13.43 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”, and its subsidiaries, the “Group”) announces that a meeting of the Board of the Company will be held on Tuesday, 23 August 2016 at 9:30 a.m. for the purposes of considering and approving the 2016 interim results of the Group for the six months ended 30 June 2016 for publication and transacting any other business.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Zhang Jianbo
Joint Company Secretary

Shanghai, the PRC, 7 July 2016

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the Non-executive Directors of the Company are Lei Dianwu and Mo Zhenglin; and the Independent Non-executive Directors of the Company are Cai Tingji, Zhang Yimin, Liu Yunhong and Du Weifeng.